AMENDMENT TO ASSET PURCHASE AGREEMENT

     AMENDMENT ("Amendment") made as of October 3, 1997 to the Asset Purchase Agreement ("Purchase Agreement") made as of August 27, 1997 by and between AlliedSignal Inc., a Delaware corporation ("AlliedSignal"), Breed Technologies, Inc., a Delaware corporation ("Breed"), and the other parties thereto.

     AlliedSignal, Breed and the other parties to the Purchase Agreement desire to amend the Purchase Agreement on the terms set forth herein. Accordingly, this Amendment shall be deemed to be part of the Purchase Agreement and all references in the Purchase Agreement to this Agreement(or similar terminology) shall be deemed to refer to the Purchase Agreement after giving effect to the amendments set forth in this Amendment. All capitalized terms used herein, unless otherwise defined herein, are used as defined in the Purchase Agreement.

     In consideration of the mutual covenants and agreements contained in the Purchase Agreement and in this Amendment, and notwithstanding anything in the Purchase Agreement or any Ancillary Agreement to the contrary, Sellers and Purchasers agree as follows:

     1. Closing. The Closing shall take place at 10:00 a.m. local time on November 7, 1997 (or such earlier date as Breed and AlliedSignal may mutually agree in writing), at the locations in New York and London, respectively, set forth in Section 1.1 of the Purchase Agreement, and shall be effective on such date as set forth in Section 1.2 of the Purchase Agreement; provided, however, that, if on November 7, 1997 the condition set forth in the first sentence of
Section 9.1 or Section 10.1 (the "Injunction Condition") shall not be satisfied, the Closing Date shall be the second business day after the date on which the Injunction Condition is satisfied; provided, further, however, that if the Injunction Condition has not been satisfied by December 29, 1997 the Purchase Agreement may be terminated by either party on the basis set forth in Section
11.2 of the Purchase Agreement without giving effect to the proviso in the first sentence thereof. All references in the Purchase Agreement to the "Closing Date" shall be deemed to refer to the date determined in accordance with the previous sentence.

         2.  Certain Conditions

     (a) Article 9. Without limiting  Purchasers'  rights under the provision of
Article 15 of the Purchase Agreement, Purchasers hereby acknowledge and agree that (i) all of the conditions to the performance of their respective obligations at the Closing are set forth in Article 9 of the Purchase Agreement,
(ii) the conditions set forth in Sections 9.1 (subject to clause (iii) immediately following), 9.2, 9.3, 9.4, 9.5 and 9.6 of the Purchase Agreement are deemed to have been satisfied and to remain satisfied through and as of the Closing (such conditions are referred to herein collectively as the "Article 9 Satisfied Conditions"), and (iii) except for the condition set forth in the first sentence of Section 9.1 of the Purchase Agreement, Purchasers waive any right to assert, and may not assert, either before or at the Closing, that any
Article 9 Satisfied Condition entitles Purchasers to refrain from consummating the transactions contemplated by the Purchase Agreement on the Closing Date.

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     (b) Article 10.  Sellers hereby  acknowledge  and agree that (i) all of the conditions (b) Article 10. Sellers hereby acknowledge and agree that (i) all of the conditions to the performance of their respective obligations at the Closing are set forth in Article 10 of the Purchase Agreement, (ii) the conditions set forth in Sections 10.1 (subject to clause (iii) immediately following), 10.2, 10.3, 10.4 (subject to clause (x) in Section 3 below) and 10.5 of the Purchase Agreement are deemed to have been satisfied and to remain satisfied through and as of the Closing (such conditions are referred to herein collectively as the "Article 10 Satisfied Conditions"), and (iii) except for the condition set forth in the first sentence of Section 10.1 of the Purchase Agreement and except as provided in Section 3 below, Sellers waive any right to assert, and may not assert, either before or at the Closing, that any Article 10 Satisfied Condition entitles Sellers to refrain from consummating the transactions contemplated by the Purchase Agreement on the Closing Date.

     (c) Sections 9.4 and 10.4. Sections 9.4 and 10.4 of the Purchase Agreement are hereby amended by deleting the last sentence of each such Section. At the Closing, AlliedSignal shall deliver to Breed a certificate executed by a senior executive officer of AlliedSignal to the effect that (x) each representation and warranty of Sellers contained in the Purchase Agreement is true and correct as of the Closing Date on the basis set forth in the first sentence of Section 9.4 of the Purchase Agreement except to the extent set forth in such certificate, and (y) each covenant and agreement of Sellers required by the Purchase Agreement to be performed by them at or prior to the closing has been performed and complied with on the basis set forth in the second sentence of such Section
9.4 except to the extent set forth in such certificate; provided, however, that the form and substance of such certificate (including, without limitation, the accuracy thereof and the inclusion of any such exception) or any other claim relating to such certificate shall not entitle Purchasers (i) to refrain from consummating the transactions contemplated by the Purchase Agreement on the Closing Date or (ii) to assert any rights at or after the Closing other than any applicable indemnification rights pursuant to the terms of Article 15 of the Purchase Agreement (as amended hereby).

     3. Termination. Section 11.1 of the Purchase Agreement is hereby amended to delete Section 11.1(b) and (c) thereof and the final two sentences of such
Section 11.1. Purchasers acknowledge and agree that if, on the Closing Date established pursuant to Section 1 above:

     (i) the conditions set forth in the first sentence of Sections 9.1 and 10.1, respectively, of the Purchase Agreement have been satisfied; and

     (ii) Purchasers fail to pay the Initial Purchase Price in full in accordance with Sections 3.1 and 13 of the Purchase Agreement, then, (x) such failure by Purchasers shall constitute a breach of Purchasers' representation and warranty set forth in Section 7.6 of the Purchase Agreement and a failure of the condition in Section 10.4 of the Purchase Agreement, (y) Breed shall pay to AlliedSignal as liquidated damages for the loss of a bargain and not as a penalty the amount of $100,000,000 in cash by wire transfer of funds by no later than 10:00 a.m., Eastern Time, on the first business day following the Closing Date, and (z) Sellers shall have the right, on and after the first business day after the Closing Date, to terminate the Purchase Agreement. Purchasers and Sellers acknowledge and agree that (i) the damages that Sellers would sustain as a result of a breach by Breed of its obligations to consummate the transactions contemplated by the Purchase Agreement on the Closing Date (including, without limitation, the payment in full of the Initial Purchase Price in accordance with Sections 3.1 and 13 of the Purchase Agreement) would be very substantial but would be difficult or impossible to measure, (ii) the amount provided in clause (y) above is a reasonable estimate of the damages to be sustained by Seller as a result of such breach and is intended only to compensate for the anticipated harm likely to be suffered thereby and (iii) Seller's sole remedy for such breach shall be the payment provided for in clause
(y) above. Upon receipt of such $100,000,000 payment by AlliedSignal, AlliedSignal shall have no further claim against Breed for such breach, the Purchase Agreement shall terminate and become null and void and of no further force and effect, and none of the parties to the Purchase Agreement (nor their respective Affiliates, directors, shareholders, officers, employees, agents, consultants, attorney-in-fact or other representatives) shall have any liability in respect of such termination. The obligation of Breed to make payment of $100,000,000 to AlliedSignal pursuant to clause (y) above is absolute and unconditional and Breed hereby waives, and agrees not to assert, any defense of any kind in any action, suit or proceeding to enforce such payment obligation by AlliedSignal. If Breed fails to make the payment required by clause (y) above when due, Sellers shall have the right to pursue all rights in equity or law arising as a result of Breed's breach of its obligation to make such payment required by clause (y) above. This Section 3 shall survive any termination of the Purchase Agreement.

     4. Indemnification. Section 15.4 of the Purchase Agreement is hereby amended by adding a new clause (h) thereto at the end thereof as follows:

     "(h) No claim may be made by  Purchasers  for  indemnification  pursuant to
Section 15.1, 15.6, 15.7 or 15.8 to the extent that the Losses for which Purchasers seek such indemnification (i) arise out of or result from events or conditions that occur after 12:01 a.m. Eastern Time, September 30, 1997 (except to the extent arising out of a breach of any covenant or agreement on the part of a Seller in this Agreement or the Ancillary Agreements (other than the Commercial Agreement)) and (ii) are a result of the failure of the parties hereto to consummate the Closing on September 30, 1997 (including, without limitation, any deterioration in, or diminution in value of, the Business or the Assets)."

     5. Closing Documents

     (a) Purchasers shall execute and deliver at the Closing an Assumption Agreement in the form of Attachment A hereto. Purchasers acknowledge and agree that any breach of the covenant in the preceding sentence may give rise to irreparable harm for which money damages would not be an adequate remedy and agree that, in addition to other remedies, Sellers will be entitled to enforce such covenant by a decree of specific performance without the necessity of proving the inadequacy of money damages.

     (b) Sellers and Purchasers shall use reasonable efforts to agree prior to the Closing Date on the final form of all documents required to be executed and delivered at the Closing pursuant to Articles 5, 8, 12 and 13 of the Purchase Agreement (the "Closing Documents"), which in the case of each Exhibit to the Purchase Agreement shall be substantially in the form of such Exhibit as of August 27, 1997. If Sellers and Purchasers agree as of the Closing Date that a Closing Document is mutually satisfactory, such Closing Document shall be executed and delivered at the Closing as provided in the Purchase Agreement. If Sellers and Purchasers do not agree as of the Closing Date that a Closing Document is mutually satisfactory, such Closing Document shall not be delivered at the Closing (it being understood and agreed that such non- delivery shall have no effect on the obligations of the parties to consummate the Closing), the issue of the appropriate form of the Closing
Document shall be settled by arbitration pursuant to Section 16.9 of the Purchase Agreement as promptly as practicable after the Closing, and the Closing Document shall be executed and delivered by the appropriate parties in the form so determined promptly after such determination, with retroactive effect to the Closing Date. Pending such determination with respect to any Exhibit to the Purchase Agreement, the party or parties to whom services are to be provided thereunder shall receive the benefits thereof (and perform any corresponding obligations) based on the form of such Exhibit as of August 27, 1997. Neither Sellers nor Purchasers shall have any liability, under Article 15 of the Purchase Agreement or otherwise, to the other for the failure to agree on the form of a Closing Document by the Closing Date.

     (c) Purchasers acknowledge and agree that, notwithstanding any provision to the contrary in the Purchase Agreement (including, without limitation, any requirement in the Purchase Agreement for the delivery to Purchasers at the Closing of documents in a form reasonably satisfactory to Purchasers or mutually satisfactory to Purchasers and Sellers), Purchasers may not assert that any failure to receive at the Closing a Closing Document in a form reasonable satisfactory or satisfactory to Purchasers or any failure of Purchasers and Sellers to agree on the form of a Closing Document as contemplated by Section 5(b) of this Amendment entitle Purchasers to refrain form consummating the transactions contemplated by the Purchase Agreement on the Closing Date (including, without limitation, the payment in full of the Initial Purchase
Price in accordance with Sections 3 and 13 of the Purchase Agreement and the execution and delivery of the Assumption Agreement in the form of Attachment A hereto).

     6. Allocation of Purchase Price.

     (a) Section 3.3(a) of the Purchase Agreement is hereby amended by deleting the second sentence thereof and inserting in place of such sentence the following sentence:

     "Sellers and Purchasers shall use reasonable efforts to agree on such allocations by the Closing Date; provided, however, that neither Sellers nor Purchasers shall have any liability, under Article 15 or otherwise, to the other for the failure to agree on such allocations."

     (b) Section 3.3(b) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

     "(b) Sellers and Purchasers shall use reasonable efforts to agree before the Closing Date as to the allocation of the Initial Purchase Price to each Real Property (and real property subject to any Real Property Lease if any transfer tax is due in connection with the assignment of such lease), and such allocation shall be utilized for purposes of (i) calculating all real property transfer taxes due in connection with the direct or indirect transfer of the real property pursuant to the provisions of this Agreement and (ii) determining the amount of title insurance to be purchased for any Real Property for which title insurance is purchased. Neither Sellers nor Purchasers shall have any liability, under Article 15 or otherwise, to the other for the failure to agree on such allocation."

     7. Representation. Section 6.4 of the Purchase Agreement is hereby amended by adding the following sentence to the end thereof: "At the Closing, all open purchase orders between BAG, S.p.A. and Sellers will be assignable to Purchasers without the need to obtain any Consent thereunder."

     8. Miscellaneous. In the event of any conflict or inconsistency between the terms of this Amendment and the Purchase Agreement, the terms of this Amendment shall govern. The provisions of Section 16.9 of the Purchase Agreement shall not apply to the matters covered by this Amendment (other than as contemplated by Section 4 and the third sentence of Section 5(b) of this Amendment).

     9. Agreement by Parents. On the date hereof each of AlliedSignal and Breed are executing and delivering this Amendment. Prior to the Closing Date, AlliedSignal shall cause each other Seller to execute and deliver to Breed, and Breed shall cause each other Purchaser to execute and deliver to AlliedSignal, a counterpart of this Amendment.


     IN WITNESS WHEREOF, the duly authorized officers or representative of the parties hereto have duly executed this Amendment on the date first written above.


BREED TECHNOLOGIES, INC.                         ALLIEDSIGNAL, INC.


By:/s/Charles J. Speranzella, Jr.                By:/s/Peter H. Kreindler
      Name: Charles J. Speranzella, Jr.                Name: Peter H. Kreindler
      Title: Vice Chairman                             Title: Sr. VP, General
                                                            Counsel & Secretary